Jillian Ivey Sidoti, Esq.
P.O Box 890334
Temecula, CA 92589-0334
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

November 15, 2010

Re: Catch By Gene, Inc.
Form 10-12G
Filed August 20, 2010
File No. 000-54087

Dear Mr. Abero,

We are in receipt of your comment letter dated September 17, 2010 for the above mentioned company’s Registration Statement on Form 10-12G. We are diligently working to provide you with the updates and responses that you need. I am currently waiting for answers from the company as well as attempting to update the financial statements. We have timely filed a 10q for the 3rd quarter.

We appreciate your patience.

Please let me know if you have any other questions. Thank you for your time.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel